EXHIBIT 99.1

Change of Senior Executive Vice President for Business, President of Telecommunication Laboratories and Acting Spokesperson

Date of events:2017/11/01

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):important personnel, research and development officer and acting spokesperson

2.Date of occurrence of the change:2017/11/01

3.Name, title, and resume of the replaced person: Shyang-Yih Chen, the Senior Executive Vice President for Business, President of Telecommunication Laboratories and Acting Spokesperson, former Senior Executive Vice President for Administration, Master’s degree in Electrical Engineering from National Taiwan University.

4.Name, title, and resume of the replacement:not yet appointed

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):retirement

6.Reason for the change:retirement

7.Effective date:2017/11/01

8.Any other matters that need to be specified:Chi-Mau Sheih, President of the Company will act for the position of Senior Executive Vice President for Business, while Rong-Syh Lin, Vice President of Telecommunication Laboratories, will act for the position of President of Telecommunication Laboratories, till the appointment of new replacement is resolved by the Board.